21001547

SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

SEC Mail Processing

MAR 04 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M1 Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 N LaSalle St Ste 800

(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC

(Name – *if individual, state last, first, middle name*)

10 S Riverside Pla: (Address) Chicago (City) IL (State) 6061C (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Savino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M1 Finance LLC, as of December, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD M GUEDIGUIAN
Official Seal
Notary Public - State of Illinois
My Commission Expires Dec 10, 2022

Edward M. Guediguian
Notary Public

Michael Savino
Signature

COO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
M1 Finance LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M1 Finance LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of M1 Finance LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of M1 Finance LLC's management. Our responsibility is to express an opinion on M1 Finance LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M1 Finance LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information (Schedule I - Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of M1 Finance LLC's financial statements. The supplemental information is the responsibility of M1 Finance LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as M1 Finance LLC's auditor since 2017.
Chicago, Illinois
February 26, 2021

PRAXITY
Empowering Business Globally

M1 Finance LLC
Statement of Financial Condition
For the Year Ended December 31, 2020

ASSETS	
Cash and cash equivalents	$ 837,388
Investment in securities, at fair market value	1,245,321
Due from broker dealer clearing organization	206,370
Total Assets	**$ 2,289,079**
Liabilities	
Debt Margin	$ 219,194
Accounts Payable	63,278
Total Liabilities	**$ 282,472**
Member's Equity	
Total member's equity	$ 2,006,607
Total Liabilities and member's equity	**$ 2,289,079**

M1 Finance LLC
Statement of Operations
For the Year Ended December 31, 2020

REVENUE	
Total Brokerage Account Fees Income	$ 1,482,981
Interest Income	89,459
Total Margin Interest	935,764
Securities Lending Income	2,438,699
Total Trading Income	407,270
Total Revenue	**$ 5,354,173**
EXPENSES	
Broker Clearing Fees	$ 1,419,350
Margin Interest Expense	484,059
Legal & Professional Fees	88,490
Regulatory Fees	61,185
User & Promotional Credits	1,342,902
Securities Lending Expense	642,146
Account Fees	843,964
CIP KYC Fees	356,693
Trading Fees	166,204
Total Expenses	**$ 5,404,993**
Net Operating Loss	**$ (50,820)**
Total Other Loss	**(304,305)**
Net Loss	**$ (355,125)**

M1 Finance LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

	Member's Capital	Retained Earnings	Total Member's Equity
Balance, December 31, 2019	$ 1,802,810	$ (1,441,078)	$ 361,732
Contributions from member	2,000,000	-	2,000,000
Net Loss	-	(355,125)	(355,125)
Balance, December 31, 2020	**$ 3,802,810**	**$ (1,796,203)**	**$ 2,006,607**

M1 Finance LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

OPERATING ACTIVITIES	
Net Loss	$ (355,125)
Adjustments to reconcile net loss to net cash used in operations:	
Net due from broker dealer clearing organization	(168,887)
Investment in securities, at fair market value	(817,884)
Accounts Payable	52,449
Debt Margin	84,909
Total Adjustments to reconcile net loss to net cash used in operating activities:	**(849,413)**
Net cash used in operating activities	**(1,204,538)**
FINANCING ACTIVITIES	
Contributions from member	2,000,000
Net cash provided by financing activities	**2,000,000**
Net cash increase for period	795,462
Cash at beginning of period	41,926
Cash at end of period	**$ 837,388**

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

M1 Finance LLC (the "Firm") is a Delaware Limited Liability Company registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA) . The Firm is a wholly owned subsidiary of M1 Holdings Inc. (the "Parent"). The first capital contribution was made in October 2015, from its sole member. The Firm maintains an online platform to automatically and intelligently build long-term savings and manage wealth through investments in New York Stock Exchange ("NYSE") and the National Association of Securities Dealers Automated Quotations Systems ("NASDAQ") securities for free.

The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not affect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

The Firm does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; permit its personnel to exercise discretion over customer accounts; or engage in market making. All trades are routed through the Firm's clearing firm, Apex Clearing Corporation ("APEX"). All trades are unsolicited and marked as not-held orders and executed in one or both of the Firm's daily trading windows.

Financial Statement Presentation

The accounting policies and reporting practices of the Firm conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2020 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Note 1 – Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. The Firm may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Firm has not experienced losses on these accounts, and management believes that the Firm is not exposed to significant risks on such accounts. The Firm also maintains three brokerage accounts with clearing broker APEX.

Income Taxes

No provisions have been made for income taxes since the Firm is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Firm's taxable income.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments.

Note 1 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Broker Dealer Revenue - The Firm has entered into an agreement with clearing broker, APEX, to clear customer transactions. Under the agreement, the Firm receives order flow revenue on transactions executed by APEX for the Firm's customers. Interest is specifically excluded from the scope of Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 and therefore continues to be recognized as earned. Order flow revenue is recognized on the trade date as all performance obligations have been satisfied and the control and benefit of the security has been transferred at that point in time.

Account Fees Revenue – The Firm charges its customers various account fees for transactions such as account closures, ACH returns, IRA terminations, and wire transfers. Account fees revenue is recognized on the transaction date as all performance obligations have been satisfied and the control and benefit of the transaction has been transferred at that point in time.

The scope of Topic 606 does not apply to revenue associated with financial instruments, and as a result, does not have an impact on the recognition of interest income or investment returns. Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations. Interest earned on cash and margin balances is recognized as earned. Dividends and distributions received from securities owned are recognized as earned on the ex-dividend date.

Investments in Securities

The Firm primarily executes trades on an agency basis. The Firm allows for fractional share purchases and maintains a fractional share account for limited principal trading. Securities transactions are recorded on the trade date, as if settled. Profit and loss arising from securities transactions are entered for the account and risk of the Firm, and are therefore recorded on a trade date basis. Marketable securities held by the Firm are classified as trading securities and valued at fair value.

Note 2 – Fair Value Measurements

FASB ASC Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under FASB ASC Section 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2020, the Firm did not have any Level 2 or Level 3 inputs. At December 31, 2020, investments in securities of $1,245,321 consisted of equity securities and are classified as Level 1 securities.

Note 3 - Concentration of Risk

The Firm is engaged in brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2020, APEX was the only counterparty that the Firm engaged in brokerage activities.

Note 4 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $100,000 at December 31, 2020, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2020, the Firm had net capital of $1,699,902, which was $1,599,902 in excess of its required net capital of $100,000. The Firm's ratio of aggregated indebtedness to net capital was .17 to 1 at December 31, 2020.

Note 5 - Related Parties

The Firm has an expense agreement with its Parent whereby the Firm makes use of a portion of the Parent's office and support personnel which does not cause the Parent to incur significant, if any, additional costs and expenses. The Parent has adequate resources to incur and pay for such overhead costs in its ordinary course of business and per the expense agreement, the Firm is not required to repay such amounts to the Parent, nor do such amounts get allocated or recorded as additional paid-in capital to the Firm.

The Firm does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to the Firm get funded by the Parent, yet these costs are recorded on the Statement of Operations of the Firm along with a related payable to Parent. At December 31, 2020, the Firm had a payable to the Parent of $63,278.

Note 6 - Commitments and Contingencies

There are no commitments or guarantees against the assets of the Firm and no contingencies regarding litigation or arbitration. The Firm is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2020 and through the date of this report there were no such claims.

Note 7 - Clearing Agreement

The Firm is an introducing broker, and clears all transactions for customers through an account with APEX.

Note 8 – Subsequent Events

The Firm's management has evaluated subsequent events through February 26, 2021, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

M1 Finance LLC
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December31, 2020

COMPUTATION OF NET CAPITAL 2020		
Total member's equity qualified for net capital	$	2,006,607
NET CAPITAL BEFORE HAIRCUTS		2,006,607
Less haircuts on securities:		
Equities		186,798
Undue concentrations		119,907
Total haircuts on securities	$	306,705
NET CAPITAL	$	1,699,902
Minimum net capital requirement (6 2/3% of AI)		18,832
Minimum dollar net capital requirement		100,000
EXCESS NET CAPITAL	$	1,599,902
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Aggregate indebtedness – accounts payable and debt margin	$	282,473
Ratio of aggregate indebtedness to net capital		0.17 to 1

There were no material differences between this computation required pursuant to rule 15c3-1 and the corresponding prepared by the Firm and included in the Firm Unaudited Form X-17a_5 Part IIA filing as of December 31, 2020.

M1 Finance LLC
Computation for Determination of Reserve Requirements Required
by Rule15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Firm is exempt from Rule 15c3-3 under paragraph (k) (2) (ii). The Firm clears all transactions with and for customers on a fully disclosed basis with Apex Clearing Corporation, or other qualified investment company, and promptly transmits all customer funds and securities, to Apex Clearing Corporation, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

M1 Finance LLC
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k) (2) (ii). The Firm clears all transactions for customers on a fully disclosed basis with Apex Clearing Corporation, or other qualified investment company, and promptly transmits all customer funds and securities to Apex Clearing Corporation, and other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
M1 Finance LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M1 Finance LLC identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which M1 Finance LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) M1 Finance LLC stated that M1 Finance LLC met the identified exemption provisions throughout the most recent fiscal year without exception. M1 Finance LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M1 Finance LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 26, 2021

M1 Finance LLC
200 N Lasalle St Ste 800
Chicago, Il 60601

M1 Finance LLC's Exemption Report

M1 Finance LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

M1 Finance LLC

I, Michael Savino, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Michael Savino
Title:
February 26, 2021